UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 5)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

MariaDB plc

(Name of Subject Company)

MariaDB plc

(Name of Person Filing Statement)

Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G5920M100
(CUSIP Number of Class of Securities)

Paul O’Brien
Chief Executive Officer
699 Veterans Blvd
Redwood City, CA 94063
(855) 562-7423

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Samantha H. Crispin Baker Botts L.L.P. 2001 Ross Avenue, Suite 900 Dallas, Texas 75201 (214) 953-6500	Fergus Bolster Matheson LLP 70 Sir John Rogerson’s Quay Dublin 2, Ireland +353 1 232 2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2024 (as amended and supplemented on May 31, 2024, June 7, 2024, June 17, 2024 and June 24, 2024 and as may be further amended or supplemented from time to time, the “Statement”) by MariaDB plc, an Irish public limited company (“MariaDB” or the “Company”). The Statement relates to the unsolicited offer (the “Offer”) by Meridian BidCo LLC, a Delaware limited liability company (“Bidco”), an affiliate of K1 Investment Management, LLC, a Delaware limited liability company, to purchase all of the issued and to be issued ordinary shares of $0.01 each (nominal value) of MariaDB (“MariaDB Shares”) and MariaDB Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated MariaDB Shares for $0.55 per MariaDB Share payable to the holders of MariaDB Shares (“MariaDB Shareholders”) electing to sell their MariaDB Shares (the “Cash Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in Amendment No. 4 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Bidco on June 24, 2024, as may be further amended or supplemented from time to time, which contains as exhibits the amended and restated Offer to Purchase and Letter of Transmittal.

The information in the Statement, including all exhibits and annexes that were previously filed with the Statement, are incorporated in this Amendment No. 5 by reference, except that such information is amended or supplemented to the extent specifically provided in this Amendment No. 5. Capitalized terms used in this Amendment No. 5 and not defined shall have the meanings ascribed to them in the Statement.

Item 4. The Solicitation or Recommendation

Item 4 of the Statement is amended and supplemented by replacing in its entirety the first paragraph under the heading “Solicitation/Recommendation” with the following:

“The Irish Takeover Rules provide that any director with a conflict of interest with respect to the Offer is to be excluded from participating in the formulation and communication of advice on the Offer to MariaDB Shareholders. As required under the Irish Takeover Rules due to the conflicts of interest described in this Statement, each of the members of the MariaDB Board has recused himself from taking part in the formulation and communication of advice on the Offer to MariaDB Shareholders. Thus, due to such conflicts of interest, the Company is unable to take a position with respect to the Offer in accordance with Rule 14(e)-2(a)(3) of the Exchange Act, and has not made a determination as to whether the Offer is fair to the unaffiliated MariaDB Shareholders. IBI Corporate Finance, which has been appointed by the Company as independent financial advisor to MariaDB under Rule 3 of the Irish Takeover Rules, has, in that capacity, taken responsibility for considering the Offer and formulating an appropriate recommendation to be made to MariaDB Shareholders. IBI Corporate Finance has concluded that the terms of the Cash Offer are fair and reasonable so far as the interest of the MariaDB Shareholders are concerned and that it would recommend that MariaDB Shareholders should accept the Cash Offer. Please see “—Reasons for IBI Recommendation” below and the “Letter from IBI Corporate Finance Limited (the “IBI Letter”) for further detail.

The Company selected IBI Corporate Finance based on IBI Corporate Finance’s reputation, qualifications and experience in international investment banking. IBI Corporate Finance has substantial experience in transactions similar to the Offer and in particular with respect to offers governed by the Irish Takeover Rules. IBI was engaged by the Company in 2023 to perform financial advisory services for the Company and was subsequently engaged as the Company’s independent financial adviser as required under the Irish Takeover Rules to provide advice on the fairness and reasonableness of any offer received by the Company. Other than as disclosed in the Statement, there is no material relationship that existed during the past two years or is mutually understood to be contemplated between IBI Corporate Finance and MariaDB. In connection with the Offer, K1 determined the Offer Price and IBI Corporate Finance was not involved in recommending the amount of consideration to be paid.”

Item 4 of the Statement is amended and supplemented by replacing in its entirety the first sentence of the eighth paragraph under the heading “Background of the Offer and Reasons for IBI Recommendation–Background of the Offer” with the following:

“On October 19, 2023, Mr. Banerjee contacted Mr. O’Brien to request further details on the RPV Note.”

Item 4 of the Statement is amended and supplemented by replacing in its entirety the thirty fifth paragraph under the heading “Background of the Offer and Reasons for IBI Recommendation–Background of the Offer” with the following:

“During late February through late March, Mr. Wang, Mr. Banerjee, Mr. Mansour and Jordan Wappler (Senior Vice President at K1) held various conversations with certain MariaDB Shareholders chaperoned by Lazard to solicit their opinions on the actions and inactions of the MariaDB Board with respect to the K1 proposal. MariaDB was not involved in such discussions. Certain of those MariaDB Shareholders made clear that while they may be willing to tender into a binding offer from K1, if one were to be made, they did not anticipate taking any other actions in their capacities as MariaDB Shareholders. As part of conversations with MariaDB Shareholders during this period (specifically on or around February 19, 2024), certain MariaDB Shareholders expressed that K1’s non-binding proposal would be more attractive to them if they were offered the opportunity to participate in a rollover type structure. The aforementioned representatives of K1 did not engage, at this time, on the suggestion of a rollover, but ultimately included such an option to certain eligible MariaDB Shareholders to receive, in lieu of the Offer to which they are otherwise entitled, one unlisted, unregistered non-voting Class B unit of Topco, for each MariaDB Share (the “Unlisted Unit Alternative”) as part of its proposal.”

Item 9. Exhibits

(a)(1)(P)
Announcement Regarding Amendment and Supplement to Tender Offer Document and Tender Offer Statement on Schedule TO issued on July 5, 2024 (incorporated by reference to Exhibit (a)(1)(P) to the Schedule TO-T filed by Meridian BidCo LLC on July 5, 2024).

Statements required by the Irish Takeover Panel Act 1997, Takeover Rules, 2022 (the “Irish Takeover Rules”)

In accordance with Rule 27.1(c) of the Irish Takeover Rules, the Company confirms that, save as set out in this Amendment No. 5, there have been no changes at of the date hereof in the information disclosed in the Solicitation/Recommendation Statement on Schedule 14D-9 as amended and restated on June 24, 2024 which are material in the context of that document, or which otherwise specifically require to be updated under the provisions of Rule 27.1(c).

In accordance with Rule 19.2 of the Irish Takeover Rules, the directors of the Company accept responsibility for the information contained in this Amendment No. 5. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Amendment No. 5 is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MARIADB PLC

Date: July 5, 2024	By:	/s/ Paul O’Brien
		Name:	Paul O’Brien
		Title:	Chief Executive Officer